

March 18, 2014

Via E-mail
Jeffrey I. Friedman
Chairman, President and Chief Executive Officer
Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, Ohio 44143-1467

> **Re:** **Associated Estates Realty Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 13, 2014**
> **File No. 1-12486**

Dear Mr. Friedman:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy statement unless otherwise indicated.

General

1.      Please file the form of proxy card. Refer to Exchange Act Rule 14a-6(a).

2.      Please revise the proxy statement and proxy card, when filed, to clearly mark as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

Proposal One: Election of Directors, page 9

3.      We note disclosure in the third paragraph on page 9 that in the event that any of the Company nominees is not a candidate at the time of the election, shares represented by holders' white proxy cards will be voted for the election of a substitute nominee designated by the Board as recommended by the Nominating and Corporate Governance Committee. Please confirm for us that should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being

named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4. Refer to the board nominees' bios on pages 12 through 18. Please revise the disclosure to describe more specifically the business experience of the applicable nominees during the past five years, including each nominee's principal occupations and employment. Please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the nominee should serve as a director, in light of the Company's business and structure. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K

Proposal Two: Approval of the Amendment to the Associated Estates Realty Corporation Amended and Restated Code of Regulations, page 33

5. Please expand the disclosure to explain why the Board wishes to increase the size of the board to eight directorships at this time.

Proposal Six: Advisory Vote on Executive Compensation, page 66

6. Please revise the resolution described in this section to conform to Exchange Act Rule 14a-21(a). Please refer to the instruction to paragraph (a) and Question 169.05 of the Compliance and Disclosure Interpretations: Exchange Act Rules.

\* \* \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions